SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b) (1)

                               Carbo Ceramics Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    140781108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |_| Rule 13d-1(c)

                                |X| Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140781108                13G

1.          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Robert S. Rubin

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
3.          SEC USE ONLY



4.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


      NUMBER OF            5.     SOLE VOTING POWER
       SHARES
   BENEFICIALLY                   1,350,000
      OWNED BY
       EACH
     REPORTING             6.     SHARED VOTING POWER
      PERSON
       WITH                       -0-

                           7.     SOLE DISPOSITIVE POWER

                                  1,350,000

                           8.    SHARED DISPOSITIVE POWER

                                 -0-

9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,350,000

10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.2%

12.         TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 Item 1(a).       Name of Issuer:
---------         --------------
                  Carbo Ceramics Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------
                  6565 MacArthur Blvd.
                  Suite 1050
                  Irving, Texas 75039

Item 2(a).        Name of Person Filing:
---------         ---------------------
                  Robert S. Rubin

Item 2(b).        Address of Principal Business Office or, if none, Residence:
---------         -----------------------------------------------------------
                  Robert S. Rubin's principal business office is located at Salomon Smith Barney, 39th Floor, 388 Greenwich Street, New
                  York, NY 10013.

Item 2(c).        Citizenship:
---------         -----------
                  Robert S. Rubin is a citizen of the United States.

Item 2(d).        Title of Class of Securities:
---------         ----------------------------
                  Common Stock, par value $.01 per share.

Item 2(e).        CUSIP Number:
---------         ------------
                  The CUSIP number for the Common Stock is 140781108.

Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b),
-------           -----------------------------------------------------
                  or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  ---------------------------------------------------------

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                       Act.

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.
------            ---------

                  (a) - (b)

                  Mr. Rubin may be deemed to be the beneficial owner of 1,350,000 shares, which constitutes approximately 9.2% of the shares outstanding.

                  (c)

                  Mr. Rubin has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,350,000 shares.

Item 5.           Ownership of Five Percent or Less of a Class.
------            --------------------------------------------
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
------            ---------------------------------------------------------
                  Person.
                  ------
                  Not Applicable.

Item 7.           Identification and Classification of the Subsidiary Which
------            ----------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  ------------------------------------------------------
                  Holding Company.
                  ----------------
                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
------            ---------------------------------------------------------
                  Not Applicable.

Item 9.           Notice of Dissolution of Group.
------            ------------------------------
                  Not Applicable.

Item 10.          Certification.
-------           -------------
                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001
                                             By: /s/ Robert S. Rubin
                                                -------------------------------
                                                Name:  Robert S. Rubin